UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 4)

OPENTABLE, INC.

(Name of Subject Company)

RHOMBUS, INC.

(Offeror)

THE PRICELINE GROUP INC.

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, $0.0001 PAR VALUE

(Title of Class of Securities)

68372A104

(Cusip Number of Class of Securities)

Peter Millones

Executive Vice President, General Counsel and Corporate Secretary

The Priceline Group, Inc.

800 Connecticut Avenue

Norwalk, Connecticut 06854-1625

(203) 299-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Keith A. Pagnani, Esq.

Brian E. Hamilton, Esq.

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004-2498

(212) 558-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$2,687,526,573	$346,153.42

*

Estimated solely for purposes of calculating the filing fee. The transaction value calculation does not take into account the effect of any cash received or deemed received by OpenTable, Inc. (“OpenTable”) in connection with the exercise of any outstanding equity awards. The transaction value was determined by multiplying (a) $103.00, the tender offer price, by (b) the sum of (i) 23,677,982, the number of issued and outstanding shares of OpenTable common stock, (ii) 1,918,027, the number of shares of OpenTable common stock subject to issuance pursuant to options to purchase shares of OpenTable common stock and (iii) 496,482, the number of shares of OpenTable common stock subject to issuance pursuant to OpenTable restricted stock units. The foregoing share figures have been provided by the issuer to the offerors and are as of June 19, 2014, the most recent practicable date.

**

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2014, issued August 30, 2013, by multiplying the transaction value by 0.000128800.

☒

Check box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $346,153.42	Filing Party: The Priceline Group Inc. and Rhombus, Inc.
Form or Registration No.: Schedule TO.	Date Filed: June 25, 2014.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒     third–party tender offer subject to Rule 14d–1.

☐       issuer tender offer subject to Rule 13e–4.

☐       going–private transaction subject to Rule 13e–3

☐       amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐      Rule 13e–4(i) (Cross–Border Issuer Tender Offer)

☐      Rule 14d–1(d) (Cross–Border Third–Party Tender Offer)

This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by The Priceline Group Inc., a Delaware corporation (“Priceline”), and Rhombus, Inc., a Delaware corporation (“Purchaser”) and wholly owned subsidiary of Priceline, with the Securities and Exchange Commission on June 25, 2014 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by the Purchaser to purchase all of the shares of common stock, par value $0.0001 per share (the “Shares”), of OpenTable, Inc., a Delaware corporation (“OpenTable”), that are issued and outstanding at a price of $103.00 per Share, net to the seller in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 25, 2014 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are attached as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Schedule TO (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

All information contained in the Offer to Purchase and the accompanying Letter of Transmittal, including all schedules thereto, is hereby incorporated herein by reference in response to Items 1 through 9 and Item 11 in the Schedule TO.

This Amendment is being filed to amend and supplement Item 11 as reflected below.

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

The information set forth in Section 17 — “Certain Legal Matters; Regulatory Approvals—Litigation” of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

“Following the announcement of the execution of the Merger Agreement, three purported stockholder class actions were filed challenging the transaction. All of the actions were filed in the Court of Chancery of the State of Delaware (the “Delaware Actions”): Raul v. OpenTable, Inc., et al., No. 9776-CB (filed June 17, 2014); Guerra v. OpenTable, Inc., et al., No. 9786-CB (filed June 18, 2014); and Seibert v. OpenTable, Inc., et al., No. 9790-CB (filed June 19, 2014). On June 30, 2014, plaintiffs in the Guerra action filed an amended complaint (the “Amended Guerra Complaint”). Also on June 30, 2014, plaintiffs in the Guerra action filed a motion to consolidate the Delaware Actions, to be appointed as lead plaintiffs and for the Amended Guerra Complaint to be designated the operative complaint in the consolidated action. On July 2, 2014, plaintiffs in the Seibert action filed an amended complaint (the “Amended Seibert Complaint”). Also on July 2, 2014, plaintiffs in the Seibert action filed a motion for expedited proceedings and a motion for a preliminary injunction to enjoin the consummation of the proposed transaction. On July 3, 2014, the Delaware Court of Chancery granted an order of consolidation and appointment of co-lead counsel, consolidating the Delaware Actions for all purposes under the caption In re OpenTable, Inc., Stockholder Litigation, Consolidated C.A. No. 9776-CB, and designating the Amended Seibert Complaint as the operative complaint (the “Complaint”).

The Complaint names as defendants OpenTable, the members of the OpenTable Board, Priceline and us. The Complaint alleges that the members of the OpenTable Board breached their fiduciary duties to OpenTable’s stockholders in connection with the proposed transaction, and that the Merger Agreement involves an unfair price, was the product of an inadequate sales process, and contains unreasonable deal protection devices that purportedly preclude competing offers. The Complaint also alleges that the disclosures regarding the Offer and the Merger in the Schedule 14D-9 are inadequate or misleading. The Complaint further alleges that OpenTable, Priceline and we aided and abetted the purported breaches of fiduciary duty. The Complaint seeks injunctive relief, including enjoining or rescinding the Merger, and an award of other unspecified attorneys’ and other fees and costs, in addition to other relief.

A copy of the complaint in each of the Raul, Guerra and Seibert actions, the Amended Guerra Complaint and the Amended Seibert Complaint are attached hereto as Exhibits (a)(5)(v), (a)(5)(vi), (a)(5)(vii), (a)(5)(viii) and (a)(5)(ix), respectively, and are hereby incorporated by reference.

On July 13, 2014, OpenTable, each of the members of the OpenTable Board, Priceline and we entered into a Memorandum of Understanding (the “MOU”) with the plaintiffs in the Delaware Actions, which sets forth the parties’ agreement in principle for a settlement of those actions. As explained in the MOU, OpenTable, the members of the OpenTable Board, Priceline and we have agreed to the settlement solely to eliminate the burden, expense, distraction and uncertainties inherent in further litigation and without admitting any liability or wrongdoing. The MOU contemplates that the parties will seek to enter into a stipulation of settlement providing for the certification of a mandatory non opt-out class, for settlement purposes only, that includes any and all record and beneficial owners of Shares (excluding defendants, their subsidiary companies, affiliates, assigns, and members of their immediate families) who held Shares at any time during the period beginning on June 12, 2014, through the date of consummation or termination of the proposed transaction, including any and all of their respective successors in interest, predecessors, representatives, trustees, executors, administrators, heirs, assigns or transferees, immediate and remote, and any person or entity acting for or on behalf of, or claiming under, any of them, and each of them and a global release of claims relating to the Offer and the Merger Agreement as set forth in the MOU. The claims will not be released until such stipulation of settlement is approved by the Court of Chancery of the State of Delaware. There can be no assurance that the parties will ultimately enter into a stipulation of settlement or that the court will approve such settlement even if the parties were to enter into such stipulation. The settlement will not affect the consideration to be received by OpenTable stockholders in connection with the Offer and the Merger Agreement.

As part of the settlement, OpenTable agreed to make certain additional disclosures related to the Offer and the Merger Agreement, which are set forth in Amendment No. 4 to the Schedule 14D-9 filed by OpenTable on July 14, 2014 (“14D-9 Amendment No. 4”).

14D-9 Amendment No. 4 should be read in conjunction with the disclosures contained in the Schedule 14D-9, which in turn should be read in its entirety. As contemplated by the MOU, the release to be contained in the stipulation is in consideration of the additional disclosures in 14D-9 Amendment No. 4. Nothing in 14D-9 Amendment No. 4 or any stipulation of settlement shall be deemed an admission of the legal necessity or materiality of any of the disclosures set forth in 14D-9 Amendment No. 4.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 14, 2014

THE PRICELINE GROUP INC.

By:	/s/ Daniel J. Finnegan
	Name:	Daniel J. Finnegan
	Title:	Senior Vice President, Chief Financial Officer and Chief Accounting Officer

RHOMBUS, INC.

By:	/s/ Daniel J. Finnegan
	Name:	Daniel J. Finnegan
	Title:	Treasurer

EXHIBIT INDEX

Index No.

(a)(1)(i)	Offer to Purchase dated June 25, 2014.*

(a)(1)(ii)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Summary Advertisement as published in the New York Times on June 25, 2014.*

(a)(5)(i)

Joint Press Release issued by Priceline and OpenTable, dated June 13, 2014 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Priceline with the Securities and Exchange Commission on June 13, 2014).

(a)(5)(ii)

Email from Darren Huston to employees of Priceline, dated June 13, 2014 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Priceline with the Securities and Exchange Commission on June 13, 2014).

(a)(5)(iii)

Transcript of Conference Call held by Priceline on June 13, 2014 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Priceline with the Securities and Exchange Commission on June 16, 2014).

(a)(5)(iv)

Email from Darren Huston to OpenTable employees, dated June 16, 2014 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Priceline with the Securities and Exchange Commission on June 16, 2014).

(a)(5)(v)	Complaint filed by David Raul as custodian for Pinchus E. Raul, individually and on behalf of all others similarly situated, on June 17, 2014, in the Court of Chancery of the State of Delaware.*

(a)(5)(vi)	Complaint filed by Kathy Guerra, individually and on behalf of all others similarly situated, on June 18, 2014, in the Court of Chancery of the State of Delaware.*

(a)(5)(vii)	Complaint filed by Victor Seibert, on behalf of himself and all others similarly situated, on June 19, 2014, in the Court of Chancery of the State of Delaware.*

(a)(5)(viii)	Amended Complaint filed by Kathy Guerra and Irene Dixon, individually and on behalf of all others similarly situated, on June 30, 2014, in the Court of Chancery of the State of Delaware.*

(a)(5)(ix)	Amended Complaint filed by Victor Seibert, on behalf of himself and all others similarly situated, on July 2, 2014, in the Court of Chancery of the State of Delaware.*

(a)(5)(x)	Joint Press Release issued by Priceline and OpenTable, dated July 8, 2014.*

(b)(1)

Credit Agreement, dated as of October 28, 2011, among Priceline, the lenders from time to time party thereto, JPMorgan Chase Bank, N.A., as Administrative Agent, RBS Citizens, N.A., as Documentation Agent, and Bank of America, N.A. and Wells Fargo Bank, National Association, as Co-Syndication Agents (incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q filed for the quarter ended September 30, 2011 filed by Priceline with the Securities and Exchange Commission on November 7, 2011).

(d)(1)

Agreement and Plan of Merger, dated as of June 12, 2014, by and among OpenTable, Priceline and Purchaser (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Priceline with the Securities and Exchange Commission on June 13, 2014).

(d)(2)	Confidentiality Agreement, dated April 23, 2014, between Priceline and OpenTable.*

(d)(3)

Form of Tender Support Agreement, dated June 12, 2014, by and among Priceline, Purchaser and the individual set forth on Schedule A thereto (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by OpenTable with the Securities and Exchange Commission on June 13, 2014).

(g)	Not applicable.

(h)	Not applicable.

*  Previously filed.